October 22, 2010

Ms. Veronica Castillo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522


RE: The Gabelli Natural Resources, Gold & Income Trust
        333-152424; 811-22216


Dear Ms. Castillo:

We have reviewed the response letter and the amendment to the registration statement on Form N-2 for The Gabelli Natural Resources, Gold & Income Trust ("Fund"), filed with the Securities and Exchange Commission on September 28, 2010. We have the following comments:


Response Letter


1. We respectfully disagree with your response to comment 2 concerning the Fund's 80% policy, and we reiterate our earlier comment that the disclosure should state clearly that the Fund will invest at least 80% of its assets in securities of companies principally engaged in the natural resources and gold industries. *See* Frequently Asked Questions about Rule 35d-1 (December 4, 2001) concerning a fund that uses the term "income" in its name (Question 9).


Prospectus


Investment Objective and Policies

2. The disclosure states, "To meet the objective of providing a high level of current income, the Fund will invest in equity securities, convertible securities and other securities." Please explain how investing in equity securities, convertible securities and other securities will meet the Fund's objective of providing a high level of current income.

3. Later in this section, the disclosure states, "The Fund intends to meet its objective of earning a high level of income with option premiums by carefully researching and overseeing its covered call strategy." Please explain to us the apparent

inconsistency between this statement and the statement quoted in comment 2 above. In addition, as previously noted in the earlier comment letter, premiums received by selling options do not generate income. Premiums received by selling options result in either a gain or loss to the Fund. Please rephrase the above quoted statement eliminating the reference to earning a high level of income with option premiums.

4. In this section and throughout the registration statement the Fund's investment objective is not consistent. In some instances it is stated as "providing a high level of current income." In others it is stated as "earning a high level of income." Please ensure that the Fund's investment objective is consistent throughout the registration statement.

Distributions and Dividends

5. The disclosure states, "Various factors will affect the level of the Fund's income, such as its asset mix, and use of covered call strategies." Please rephrase this statement since the use of covered call strategies will affect the Fund's gains and losses but not its income.

Risk Factors and Special Considerations

6. Under the heading "Emerging Markets Risk," the disclosure states, "The Fund may invest without limit in securities of issuers whose primary operations or principal trading market is in an emerging market." Please include a discussion of investing in emerging markets in the investment strategy section.

7. Under the heading "Swaps," the disclosure states, "The fund may enter into total rate of return, credit default or other types of swaps and related derivatives for the purpose of hedging and risk management." If this is a principal strategy of the Fund, please include a discussion of investing in swaps in the investment strategy section.

Summary of Fund Expenses

8. Please include the line items for "Interest Payment on Borrowed Funds" and "Acquired Fund Fees and Expenses" in the fee table, if applicable.

Investment Objective and Policies

9. Under this heading there are numerous references to the Fund earning income from its option writing strategy. The following are a few examples: (1) "[T]he Fund intends to earn income through an option strategy of writing (selling) covered call options"; (2) "When the Fund sells a covered call option, it receives income in the

form of the premium paid"; and (3) "The Investment Adviser normally will consider the following factors…the ability of the Fund to earn income from writing covered call options on such securities." Please rewrite this section and eliminate all references to earning income from an option writing strategy.

Management of the Fund

10. Pursuant to Item 9(b)(4) of Form N-2, please include a statement that a discussion regarding the basis for the Board of Directors approving the investment advisory contract will be available in the Fund's annual or semiannual report (whichever is applicable).

Net Asset Value

11. Please include a discussion of how options will be valued.

GENERAL

12. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

13. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

14. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

15. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant